UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 24, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Senior Mortgage Loan – 686-WOPG, LLC

On October 24, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,750,000 (the “686-WOPG Senior Loan”). The Borrower, 686-WOPG LLC (“686-WOPG”), used the loan proceeds to acquire a two-story, approximately 11,000 square foot, commercial building located at 686 N Spring St, Los Angeles, CA 90012 (the “686-WOPG Property”). 686-WOPG intends to complete a light value-add renovation and stabilize the existing building.

686-WOPG is managed by the principals of DMI Development (the “Sponsors”). The Sponsors have acquired, entitled, and constructed 15 retail and multifamily projects valued at approximately $200 million.

On the closing date of the 686-WOPG Senior Loan, 686-WOPG was capitalized with approximately $1,175,000 of equity capital from the Sponsors.

The 686-WOPG Senior Loan bears an interest rate of 8.95% per annum, with an amount equal to 6.5% per annum paid current on a monthly basis and the remaining 2.45% per annum accruing to the maturity date, October 24, 2021 (the “686-WOPG Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the 686-WOPG Senior Loan amount, paid directly by 686-WOPG.

686-WOPG has the ability to extend the 686-WOPG Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 686-WOPG will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 9.95%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the 686-WOPG Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 74%. The LTPP ratio is the amount of the 686-WOPG Senior Loan divided by the 686-WOPG Property purchase price. As of its closing date, the 686-WOPG Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 66%. The LTV ratio is the amount of the 686-WOPG Senior divided by the third-party appraised value of the 686-WOPG Property as of August 2019. There can be no assurance that such value is correct.

The 686-WOPG Property is located in the Chinatown neighborhood of Los Angeles, CA, approximately a half-mile north of Downtown Los Angeles. The 686-WOPG Property is within close proximity to parks, shops, restaurants and the employment centers in and around Downtown Los Angeles.

As the 686-WOPG Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: October 30, 2019